Filed by Tellabs, Inc.(Commission File No.: 09692)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
Commission File No.: 0-28734

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.‘s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.‘s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF TELLABS, INC. AND ADVANCED FIBRE COMMUNICATIONS, INC. ON THURSDAY, MAY 20, 2004

CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

TLAB — Tellabs Conference Call to Discuss Acquisition of AFC

Event Date/Time: May. 20. 2004 / 8:30AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Tom Scottino
Tellabs— Senior Manager

Krish Prabhu
Tellabs— President, CEO

John Schofield
Advanced Fibre Communications, Inc. — Chairman, CEO

Tim Wiggins
Tellabs— CFO

Keith Pratt
Advanced Fibre Communications, Inc. — CFO

CONFERENCE CALL PARTICIPANTS

Mike Genovese
Smith Barney Citigroup — Analyst

Natalie Hayday
Goldman Sachs— Analyst

Andrew Schopick
Nutmeg Securities— Analyst

Nikos Theodosopoulos
UBS Warburg — Analyst

Tim Long
Banc of America Securities — Analyst

Jason Ader
Thomas Weisel Partners — Analyst

Ehud Geldblum
JP Morgan Chase — Analyst

Steve Levy
Lehman Brothers — Analyst

Eric Buck
Janco Partners — Analyst

Ted Moreau
Robert W. Baird & Co. — Analyst

Joan Park
Analyst

Richard Church
Wachovia Securities — Analyst

Brett Padowski
Hydeman (ph) — Analyst

Gina Sokolow
Buckingham Research — Analyst

Andy Baker
Cathay Financial — Analyst

Simon Leopold
Morgan Keegan — Analyst

John Anthony
Fulcrum Global Partners — Analyst

Michael Baines
Investech (ph) — Analyst

Todd Koffman
Raymond James & Assoc. — Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Tellabs AMC (sic) investor call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded today, Thursday, May 20, 2004.

I would now like to turn the conference over to Mr. Tom Scottino, Senior Manager of Tellabs. Please go ahead, sir.

Tom Scottino — Tellabs — Senior Manager

Thank you, Michel, and good morning, everyone. With me today are Tellabs’ President and CEO, Krish Prabhu, and John Schofield, Chairman and CEO of AFCI. Tim Wiggins, Tellabs’ Executive Vice President and CFO, and Keith Pratt, AFC’s CFO, are also on the call with us today.

If you haven’t seen the news release we issued this morning, you can access it at Tellabs.com and AFCI.com.

Before we begin, I would like to stay that this communication is not a solicitation of a proxy from any security-holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file, with the Securities and Exchange Commission, a registration statement on SEC Form S-4 and Tellabs, Inc. and Advanced Fibre, Inc. expect to mail a joint proxy statement prospectus to their respective shareholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. We urge investors and security holders to read the joint proxy statement prospectus and any other relevant documents to be filed with the SEC because they will contain important information. Investors and security-holders will be able to obtain the documents free of charge at the SEC’s Web site, www.SEC.gov.

In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations at 1415 West Diehl Road, Naperville, Illinois, 60563. The phone there is 630-378-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations at 1465 North McDowell Boulevard Petaluma, California, 94954. The phone there is 707-792-3500.

Onto the interests of certain persons in the merger. Tellabs, Inc. and Advanced Fibre Communications, Inc. and their respective directors and executive officers and other members of their management and employees may be deemed to be participates in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interest in the merger, some of which may differ from or be may in addition to those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the joint proxy statement prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification.

Information about the directors and executive officers of Tellabs, Inc. and their ownership in Tellabs, Inc.‘s stock is set forth in the proxy statement for Tellabs, Inc.‘s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.‘s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement prospectus when it becomes available.

That said, I’ll turn the call over to Krish.

Krish Prabhu — Tellabs — President, CEO

Thank you, Tom, and good morning everyone. I’m here with John Schofield, and what I’d like to do is kick this off, take a few minutes to explain the strategic rationale behind the merger. I will spend a few minutes to talk about how we will manage the combined entities. Lastly, I will cover how the combined company will be better able to serve the needs of our key customers. I will invite John to address the same from his prospective, and Tim Wiggins will then follow with the financial aspects of the deal. All of us, along with Keith Pratt, will then take your questions.

Let me start by saying that, in North America today, Tellabs is the leader in managed transport and AFC is the leader in access. This combination with the merger of the two companies creates a compelling Tier 1 supplier for access and transport. Because of sustained end-customer demand, we believe that, over the next several years, there will be an opportunity to upgrade the access in the transport network. This opportunity will largely be driven by four factors — one, relief of capacity bottlenecks; two, enhancing the network for broadband service and the end-customers, either because of Internet for wireless (indiscernible) broadband service; three, retire and rehabilitate old network; and four, build out new network.

Embedded in these network upgrades is an evolution to a converged MPLS framework. Again, this evolution to a converged framework is driven by the customers’ competitive desire to offer multiple services, often bundled. We strongly believe that a merger of these two companies will be ideally positioned do offer end-to-end service provisioning with the quality of service that is required to support this multitude of services, especially as we merge and offer interoperating capability on our primary platforms, which is access, transport and MPLS data switching. This can be the single-largest reason why we need to put these two companies together now and enhance our platforms to be able to support this capability over the next two to three years.

Tellabs has a strong resource capability is servicing the RBOCs. Many of you know Tellabs’ primary business comes from North American RBOCs, where we have been a supplier for more than 15 years. This includes not only having the required number of people, the feet on the street if you will, but also being very well-versed in the processes that the RBOCs have implemented over the years as they’ve worked their supply chains. In fact, this year as well as the last, we have won multiple supplier service awards, both from Verizon as well as SBC. As these RBOCs, in particular Verizon, (indiscernible) more aggressive than the others roll out their Fiber-to-the-Premises network, Tellabs’ strong RBOCs channel can be a valuable asset to AFC. As you know and I’m sure John will brief you on their tremendous opportunity to be a primary supplier of technology in the FTTP buildout, this valuable asset to AFC comes at a time when the RBOCs are primed to launch their FTTP programs.

Additionally, Tellabs generates nearly 40 percent of its revenue outside of North America, primarily (indiscernible) TTPs, with a strong presence in Scandinavia and also a growing presence in Asia-Pac. We believe that there is an excellent opportunity to extend AFC’s best-of-breed access solutions to these customers. Primarily, we can also leverage AFC’s traditional North American IOC channel for selling Tellabs’ transport and data-switching products here in North America.

Both companies have a proud tradition of independence. They have successfully managed and run companies independently, of course, with a strong focus on operating margins. We both have very capable management teams and most importantly, we have the very best employees in the business. Our balance sheets are very strong and we have no debt.

Let me spend a few words on how we plan to organize. From a management perspective, we will expand the current Tellabs Board of nine directors to include three additional directors from AFC. Mike Birck will continue to be the Chairman. John Schofield will be the Chief Operating Officer, and will be a member of the Board of Tellabs. The new company will have over 4,100 employees, of which 1,000 are overseas. We will have major design centers in California, Illinois, Texas, Virginia, Florida, Denmark and Finland.

With that said, I will now invite John to speak on some of these issues and others.

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

Thank you, Krish, and good morning to everybody. If I sound a little redundant in some of what Krish has said is because we both really feel very strongly about this transaction and the synergies and value-creation here.

Let me begin by saying how quite frankly pleased and excited I am about this combination of two very successful companies with leadership positions in their respective areas. For some time, I’ve been working with my own management team exploring strategic ideas as to how AFC might capitalize on its leadership position in North American Wireline access and its first mover role in the emerging FTTP opportunity on a more global basis as service providers of all their networks for broadband data, packet voice and video delivered by light waves.

AFC has accomplished much and quite frankly done an outstanding job here in North America, both with products and technology and also with our fiscal management during the recent difficult years for this industry. However, I believe that there’s a strategic window of opportunity, if you will, right now that tells me that by combining these two excellent companies and leveraging our Tellabs position and global reach and offering end-to-end portfolio of solutions around transport, access and optics, that we can address all of this with the new company right now. I truly believe we’re creating a powerful global competitor with true geographic reach and a full suite of solutions for carriers both large and small.

Now, as you know, AFC brings quite a bit to this relationship. We are the largest equipment vendor dedicated solely to Wireline access. With approximately 50 million access lines, including 1 million deep fiber access lines, over 800 customers and a strong history of proven innovation, AFC is uniquely positioned to complement the Tellabs leadership position in bandwidth management with their metro optical transferred networking solutions.

We have also had solid financial performance with consistent operating profitability. This merger complements AFC in many ways and brings much benefit to us and — (technical difficulty) — we believe bring great benefit to our customers and create real, long-term value for employees and our shareholders. The scale and scope of our company has enhanced substantially. The resources that will be available to our customers are increased dramatically. We have greater reach and capability to address some of the fast-growing international markets and we will have a global distribution and customer service capacity. The combined company is also very well positioned financially with Tellabs’ robust 1.2 billion cash position.

We will be truly a formidable competitor. This really is an exciting opportunity so shortly, we will answer your questions but let me first turn the call over to Tim to cover some of the details of the transaction.

Tim Wiggins — Tellabs — CFO

Thanks, John. Good morning, everyone. As stated in this morning’s press release, Tellabs will acquire AFC for approximately 1.9 billion in stock and cash. That equates to $21.24 per share at yesterday’s closing price. The purchase price breaks down like this — 1.55 shares of Tellabs common stock and $7 in cash for each share of AFC. The expected cash portion of this transaction is roughly equal to the amount of cash on AFC’s balance sheet today.

In connection with this deal, we will issue approximately 136 million common shares with roughly 552 million common shares outstanding, post-closing. That will result in AFC shareholders owning approximately 25 percent of the Company. Pending customary closing conditions, including antitrust approvals and approvals by Tellabs and AFC shareholders, we expect to be able to close sometime in the third quarter. Including synergies, the transaction is expected to be accretive to Tellabs’ 2005 pretax income on a per-share basis. That’s excluding amortization associated with acquired intangibles, deferred stock compensation and other purchase accounting adjustments. As neither AFC nor we provide guidance for 2005, I base this analysis on the First Call mean analyst earnings estimate for each company, to which I’ve added an estimate of the expected transaction synergies. I want to highlight that this calculation is non GAAP purchase.

Specifically, the calculation excludes purchase accounting adjustments, restructuring charges and transaction expenses, which will likely first add non-cash expenses related to the amortization of intangibles and compensation expense for the in-the-money portion of unvested AFC employee options; second, resulting cash and non-cash restructuring charges and transaction expenses; and third, increase our reported book tax rate.

While I believe that most of you are quite familiar with these types of non-cash accounting charges and non-cash restructuring expenses, I want to spend a minute to discuss the likely increase in our reported book tax rate. As you may know, Tellabs currently has a significant deferred tax asset and an offsetting valuation allowance related to the carry-forward of tax deductions, operating losses and tax credits, which will serve to shield future income from cash taxes. For reasons associated with purchase accounting, we believe that all or a portion of our valuation allowance will be reversed and thus, our book tax rate will converge with our statutory rate. This change, however, will not affect our ability to use carry-forward of tax deductions, operating losses and credits to shield future income from cash taxes. This is the reason why we chose to describe the expecting operating accretion on an adjusted, pretax basis. I will be able to provide you with more insight into this adjustment after closing.

Moving on, we expect to derive synergies both from generating new incremental revenues and by eliminating duplicative expenses. We currently anticipate that the majority of estimated synergies will come from revenue enhancements, as we leverage AFC’s products through our established distribution channels, both here and around the world, and likewise leverage Tellabs’ products through AFC’s channels, benefiting from AFC’s strong customer relationships. In this way, we expect to increase the Tellabs’ mind and market share in key, incumbent carriers. While this transaction is not motivated by cost-savings, we do expect to realize expense-savings by eliminating duplicative public company costs and avoiding new expenses through operating leverage.

We are excited about putting these two companies together because this is the right combination for Tellabs. Through the course of working with AFC, we have met a lot of talented folks and we look forward to working closely with them in the future.

With that, I’ll turn the call back to Krish.

Krish Prabhu — Tellabs — President, CEO

Thanks, Tim, and thanks, John. This is a good time for us to open the floor for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Alex Henderson, Smith Barney.

Mike Genovese — Smith Barney Citigroup — Analyst

This is Mike Genovese for Alex Henderson. Congratulations on the deal, guys. I’d like to ask one question to Krish and one question to John. Krish, as you stated, the cash portion of this deal is about what AFC has on their balance sheet, so Tellabs is clearly going to still have a very strong balance sheet after this closes. I’m curious. Does this fill out the portfolio or are there other technology areas that you might be looking at? If you could give us an indication of what that might be to increase the Tellabs solution?

Krish Prabhu — Tellabs — President, CEO

Well, you know, this is a dynamic market and what makes it very challenging is that, in a very constrained CapEx environment, the customer continues to upgrade the network. They respond to their competitive challenges of growing their revenue base. I would say that we will be on the lookout to continue to build on the platforms that we create and enhance as a combined company but at this point in time, if there is an opportunity that enhances our platform, we will certainly consider it. But again, on the flip side, anytime you merge two companies of strength, there is an integration issue and there is a need to make sure that your customer commitments are not compromised. For that reason, I do not expect anything in the near term.

Mike Genovese — Smith Barney Citigroup — Analyst

Thanks. John, for you, I mention that you two companies have been talking for quite awhile. I’m wondering why the deal got done at this particular time. It seemed like you guys were on a roll with Verizon and the fiber announcement they made yesterday in Texas.

Was it price that got it done now? Why today, as opposed to a month ago?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

A reasonable question and one can never be the predictor of actual time to reach agreement on transactions like this. We’ve been talking for some time, and I should point out, by the way, that there is a long history between these two companies, going back many, many years, but it’s really a factor of just getting the deal done actually in terms of timing. Why we’re doing it now — and I would challenge a little bit your earlier statement only in the context when you said we were on a roll. We actually are on a roll but in fact, is that role that we are on that causes us to feel the need to take advantage of this opportunity right now. Because of our work with Verizon and the interest that that has generated, we have received, quite frankly, numerous inquiries on a global basis; we’ve had inquiries from far and wide. To name a few countries, the UK, Switzerland, India, Hong Kong, Japan, Brazil. Since we’ve put those opportunities beyond the scale of AFC today, — and I would really not like to see the potential chances of winning in some of those opportunities to one of our competitors because we didn’t have the scope and scale to address them. This combination of these two companies right now really does that.

As I said, I think there is a window opportunity. We have a leadership position and this combination can leverage that I think substantially and bring advantage on a global basis, so we are fighting strategically. This is not from a position of weakness of all.

Operator

Brant Thompson, Goldman Sachs.

Natalie Hayday — Goldman Sachs — Analyst

Hi. It’s Natalie Hayday for Brant Thompson. Krish, I was wondering if you could touch on — with the acquisition of AFCI, do you see any synergies in terms of sales of the Vivace product line in particular and might you try to expand your switching product line to take advantage of this acquisition?

Krish Prabhu — Tellabs — President, CEO

Yes. Certainly, AFCI has a strong channel in the independent operating companies here in North America, and we do believe that both our transcript platforms, as well as the data (ph) platform, knocks not only in the Vivace platform but we also have an Internet services platform that we are just about ready to launch in Scandinavia, which really is a global product that would serve our markets. Our 8600 product — we fully expect these products to sell well in AFC’s current channels.

Operator

Andrew Schopick, Nutmeg Securities.

Andrew Schopick — Nutmeg Securities — Analyst

Good morning and congratulations on this transaction. I think it will make for a very interesting company. Tim, I do want to ask you a question about the implications of your comments for future financial presentations of your earnings reports. As someone who has followed both companies for quite some time, I’m very familiar with the approaches to their financial reporting. You have, as a company, generally resisted doing a Pro Forma presentation for amortization of intangibles. You presented it always as a GAAP number within the operating expenses. Are you signaling, at this time, that, in the post-AFC closing, that you will be resorting to something somewhat different in terms of the amortization of purchased intangibles?

Tim Wiggins — Tellabs — CFO

Good question, Andrew. I think you bring up an interesting point. We’ve taken a conservative view at Tellabs on how we Pro Forma amortization effects. It’s treated as a part of our normal expenses. I think we’re going to revisit that. What we’re really try to signal, though, is that there are significant non-cash deal charges with respect to this transaction. We think it’s important to point those out, along with the tax issue.

I think it would only make sense, going forward, to include the amortization that we carry, which is about $15 million a year, with the amortization that we’re going to have from this transaction. As you well know, it will take some time to sort out how we allocate the premium over AFC’s book value to goodwill, which is not amortized, and the amortization piece or the purchased amortization, which hits the P&L.

Andrew Schopick — Nutmeg Securities — Analyst

Well, it’s a big number because AFC’s stockholder equity is just under a billion but they’ve got 270 million of goodwill and purchased intangibles, so I clearly recognize that we are dealing with some large numbers here.

Tim Wiggins — Tellabs — CFO

That’s absolutely right.

Operator

Nikos Theodosopoulos from UBS.

Nikos Theodosopoulos — UBS Warburg — Analyst

Hello, can you hear me? A couple of questions — I guess, John, can you remind me? On the Verizon Fiber-to-the-Premises contract, I believe your contract runs through 2008, but could you remind me on the exclusivity nature of that contract? Is there a period where the exclusivity runs out?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

We’ve actually never talked about the specifics of the exclusivity, Nikos, because of the confidential nature of the agreement we have.

Nikos Theodosopoulos — UBS Warburg — Analyst

Okay. I guess I think, John, in the last AFC conference call, you mentioned that your target for revenues on that contract this year is in the 20 million-plus range. Have you given an estimate for next year, or maybe Tellabs or somebody could comment as to what you think the opportunity at Verizon on Fiber-to-the-Premises could be next year as they fully roll out?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

We haven’t actually given any estimates for next year. I did say on the last call that we expected revenues this year for Fiber-to-the-Premise products in the 20 to $30 million range. Obviously, Verizon has publicly talked about quite-aggressive plans for next year, so I think you can assume that the number will go up next year but at this point in time, predictions are certainly not something that we want to do.

Nikos Theodosopoulos — UBS Warburg — Analyst

I guess one last question for I guess either Krish or Tim. When you talk about the synergies next year that you think mostly would be in revenue, can you quantify or give a range as to what you think that revenue synergy would be?

Krish Prabhu — Tellabs — President, CEO

Tim, do you want to handle it?

Tim Wiggins — Tellabs — CFO

Yes. Nikos, the way we would like for you to think about it, at this point, we’ve spent a fair amount of time — well, as best as you can in these kind of negotiations — with a process working, customer-by-customer, account-by-account, views of what we can accomplish. While we are very comfortable that there will be substantial synergy — and substantial, we mean we’re looking for 7 to 10 percent accretive impact to our ‘05. You know, we still have some work to do there.

You also can think, in terms of cost savings, these duplicate public company cost savings would be roughly one-third of that. At this point, we need to go back and flush those out but we are very comfortable that those are an early measure of the benefits and we hope to, over time, to best those.

Nikos Theodosopoulos — UBS Warburg — Analyst

Are those numbers on the combined revenue and expenses of the Company (inaudible) Tellabs’ numbers?

Tim Wiggins — Tellabs — CFO

That is a combined view of the accretive impact of the transaction for ‘05.

Operator

Tim Long with Banc of America Securities.

Tim Long — Banc of America Securities — Analyst

Thank you. Just a question on the customer side — could you just give us a view on what the customer feedback has been and were some of your key customers, particularly Verizon, on board or even pushing for this?

Secondly, can you just give us a sense as to the salesforce ability or time to ramp on products from the other company?

Krish Prabhu — Tellabs — President, CEO

Let me just give you my perspective and I will invite John to give his. Obviously, we both validated this concept of a merger with our customers in as discrete fashion as we can.

There is no doubt, in my mind, that our customers, especially the North American RBOCs, view this as a deal that will give them a more relevant supplier. There is no doubt that, as they look to manage their constrained CapEx, they want to work with a smaller number of suppliers. Especially in the area of (indiscernible) system transport, I think this gives them a premier supplier, as I said in my opening comments.

My sense is that customers in general would welcome this because both companies have very good technology and a very good reputation with their primary customers. John?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

I would certainly concur with that, Krish, and the dialogue I’ve had with customers has been, quite frankly, extremely positive. They view both companies as being very, very good companies and very, very good vendors. The combination, I think in the large customers that I’ve talked to here recently, I think have kind of said to me that they view this as a one plus one equals three combination.

Tim Long — Banc of America Securities — Analyst

Just on the sales force, the ability to sell these types of products?

Krish Prabhu — Tellabs — President, CEO

As you know we have, in North America — first of all, we’ve three or four primary regions in the world where we sell. We have North America with 60 percent of our sales. Forty percent of our sales from the Tellabs side comes outside North America in the regional sales offices in EMEA, Asia-Pac and in Latin America. I feel very confident that our sales force, especially in the international regions, will be very effective in selling AFC’s products and through the downturn. I will let John comment on it. AFC — as they consistently maintain their focus on their bottom line, I must say AFC is one of the few companies that, through the downturn, managed to have an operating profit consistently through all of those bad headquarters. They (indiscernible) from the international channel, so I really believe that there is a great opportunity, as John pointed out, to roll some of the access products internationally.

In North America, we have three primary sales channels; we have the RBOC channel, we have the wireless group and then we have the other carriers. I feel, again, that the RBOCs have already touched upon it but with the other carriers, which is our interexchange, competitive local access carriers, as well as some presence in independent operating companies, I feel very confident from our side that we could be very effective in extending AFC’s products into those channels.

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

Again, I would concur with that. As Krish said earlier in his earlier remarks, we are actually putting together two of the best darn employee groups in industry here in terms of capability, scale, scope, enthusiasm and motivation. I think the ability to cross-pollinate and move things through the respective organizations that will add value to the customers — I’m completely convinced we will move relatively quickly to extract value from the sales channels of both sides.

Operator

Jason Ader of Thomas Weisel.

Jason Ader — Thomas Weisel Partners — Analyst

Good morning, everyone. Just one quick question on the breakup fee, and then the second for John — the breakup fee? Any breakup fee here?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

Yes. Tim, do you want to address that?

Tim Wiggins — Tellabs — CFO

Yes, there are largely reciprocal fees of 3 percent. There are certain circumstances where that would be different but that’s a good way to think about it.

Jason Ader — Thomas Weisel Partners — Analyst

Three percent — ?

Tim Wiggins — Tellabs — CFO

Of the transaction value — (multiple speakers) — plus our expenses.

Jason Ader — Thomas Weisel Partners — Analyst

Then John, I understand the strategic synergies of the deal but from an AFC shareholders’ perspective, what (indiscernible) now ahead of the Verizon roll-out just because — you know, once the Verizon roll-out happens, if it is going to happen, as we’ve all talked about, you would think that the value of the Company would go up dramatically. You are selling for a price right now that’s right where the stock was trading a couple of months ago, so there doesn’t seem to be much of a control premium.

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

I don’t view this, quite frankly, Jason, as selling out; I view this as merging two extremely strong companies. Quite frankly, as we’ve laid out here, the AFC shareholders have big participation in the new company and the new company has every opportunity to reap the benefits of these roll-outs, whether it’s Verizon or some of the other opportunities that are emerging. Here, we will continue to reap the benefits and I think, to some extent, I suppose you could say we are diversifying the portfolio for our shareholders and giving them opportunity to grow in multiple ways, not just one. I think it should not be viewed as a sell-out at all; it should be viewed as an opportune time that just happened to appear right now. You know, one can’t always time things the way one wants to, and we see substantial opportunity that is leverageable by this combined entity that if we waited 6, 9, 12 months, we may not have been able to recognize those opportunities as a stand-alone company.

Jason Ader — Thomas Weisel Partners — Analyst

But don’t you think the Verizon opportunity specifically was something that people were looking at? If you had some real evidence that it was happening, don’t you think the actual pure value of Advanced Fibre would have gone up?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

That’s entirely possible, yes, but you know, I’m not one, Jason, to predict the vagaries of Wall Street, so we are running the business in the best way that we believe we can build lasting value to the critical constituents. Quite frankly, that is a combination of the shareholders, the customers and the employees.

Operator

Ehud Geldblum of JP Morgan.

Ehud Geldblum — JP Morgan Chase — Analyst

A couple of quick questions — first of all, Tim, in the numbers you gave previously about 7 to 10 percent accretive to ‘05, I’m coming up with roughly — you need to find 20 to 25 million in synergies. I just want to make sure that that’s roughly in the right ballpark of which you said a third are in costs. First of all, is that in the right ball park? Then where are those synergies on the revenue side? Is that more selling the advanced fibre Fiber-to-the-Prem solutions into the more extensive Tellabs customer base? Is it pushing DSL more into those customers? Is there any reversed synergies as well — capabilities of selling your 5500 and other types of products into some other channels that Advanced Fibre has? If you can kind of help us figure out where those synergies come and how you are looking at them, that would be great.

Tim Wiggins — Tellabs — CFO

First, I will cover the first piece and then let Krish and John handle the other ones. I would only say that we have given you some guidance that will help you do the math. I would say you are directionally correct and leave it at that and turn it over to Krish.

Krish Prabhu — Tellabs — President, CEO

You know, we have — both are very careful companies in the perspective of managing bottom line and we were very particular as we looked at this potential merger. As John pointed out, we’ve been in discussion for awhile here. We’ve gone through all of the (indiscernible) accounts. I feel fairly certain that we can deliver those synergies in 2005. At some opportune moment rather than on this call, what I would like to do is step through (indiscernible) John and I step through and show you.

But in a nutshell, we believe that the combination can do more in North America, especially with the primary carriers. We believe that Tellabs’ products, especially the 8800, the 8600 and the ADXL (ph) will sell very well in AFC’s North American channels. We believe that AFC’s access platforms, all of them, will sell very well in our international channels.

On a case-by-case basis, as we look at the opportunity, the competitive landscape, our own desire to maintain the fiber margins we need in any particular deal, we have factored all of that in our analysis and we will walk you through that at some opportune time.

Ehud Geldblum — JP Morgan Chase — Analyst

I’m assuming that we will hear more about that maybe at the analyst day. If you just take that one step further, are other RBOCs aside from Verizon starting to look more closely at a Fiber-to-the-Prem solution the way Advanced Fibre has worked with Verizon? Is that an opportunity that you see as immediate or should we believe kind of what some of the others — (Multiple Speakers)?

Krish Prabhu — Tellabs — President, CEO

John is the expert there and I’ll let John answer but my preference is there are certain things happening in the market and we can’t really comment too much about what our customers have, as they have not (indiscernible) announced some of those things. But my sense is, as John pointed out, this does create a very compelling Tier 1 supplier in North America and therefore, we should be able to leverage it if we try to execute to the available opportunities. John?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

Obviously, I agree and I would characterize it as not just Fiber-to-the-Prem; we have a robust fiber-to-the-curb offering that is getting more investment dollars put into it and expanding its capability and integrating fiber-to-the-curb and Fiber-to-the-Prem functionality into a common platform architecture. We have DSL and DSL is still in a very significant growth mode. We think this combination has the clear potential to add value to all of those things in our markets. So, it’s not just Fiber-to-the-Prem; we’re talking about a full suite of our solutions that will gain value from this transaction.

Ehud Geldblum — JP Morgan Chase — Analyst

John, in North America, you think Tellabs can help you do things that you could not do by yourself in North America?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

I think they can speed the process up in North America for us.

Operator

Steve Levy of Lehman Brothers.

Steve Levy — Lehman Brothers — Analyst

Thanks. Tim, just two questions for you. Number one, you have very kindly given us your parameters for discussing why this is accretive — in terms of using First Call numbers, 7 to 10 percent, 2/3 revenues, 1/3 cost roughly from the synergies. Would you say this is non-dilutive if you don’t have the synergies? That’s the first question — using those same First Call estimates?

The second question I have is regarding some other deal terms. You mentioned the breakup fee. Could you talk about if there are any collars. Where there any major shareholders like Mr. Birck have already agreed to vote their shares? What are the requirements to get this approved beyond the regular normal approval process?

Tim Wiggins — Tellabs — CFO

Great. No collars, no lock-ups. In terms of the impact of the transaction, excluding the synergies, if you look at it on this adjusted pretax, it is very slightly dilutive without them. You didn’t ask but I will also offer, if we get it done and have a full fourth quarter, we expect it to be, on that same basis, neutral.

Steve Levy — Lehman Brothers — Analyst

What was the last point, Tim? If you get it done?

Tim Wiggins — Tellabs — CFO

If we get it done and have a full fourth quarter in ‘04, we expect it to be neutral on that same basis.

Tim Wiggins — Tellabs — CFO

For the fourth quarter?

Tim Wiggins — Tellabs — CFO

The fourth quarter. All right?

Steve Levy — Lehman Brothers — Analyst

Then agreements on major shareholders?

Tim Wiggins — Tellabs — CFO

No lock-ups, no collars.

Operator

Eric Buck, Janco Partners.

Eric Buck — Janco Partners — Analyst

Thank you. My question is along the same line as Jason’s. When I look at this transaction here, you’ve got AFC contributing probably 30 percent or 35 percent of ‘05 revenues, 30 percent ‘05 operating income, a growth rate well above the expectations that (indiscernible) that and yet, AFC’s shareholders are ending up with 25 percent of the stock. Again, given the timing with Fiber-to-the-Prem about to take off, it would seem to me that a greater premium would be warranted here, so can you address that — how you came up with the allocation?

Krish Prabhu — Tellabs — President, CEO

Yes, let me clarify that the 25 percent stock ownership of AFC shareholders was after the cash portion had been taken care of, and so the resulting stock ownership would be 25. But if you include cash, the value of AFC and the combined company would be a third, roughly in line with your point that revenue and earnings are in that range.

Eric Buck — Janco Partners — Analyst

But you are using their cash to pay that, so it doesn’t really seem to be getting to you there.

Krish Prabhu — Tellabs — President, CEO

Well, maybe I’ll let the financial experts comment on it. I do know that, as we were looking to combine the two companies, we did model the contributions from each company. It is in the range of 1/3 or 2/3, as you said, in 2005 along multiple parameters, not just revenue and when we structured the cash and stock deal, the value of that cash and stock deal was indeed 1/3, 2/3.

Tim Wiggins — Tellabs — CFO

I agree with that, Krish.

Krish Prabhu — Tellabs — President, CEO

Do you want to amplify that a bit?

Tim Wiggins — Tellabs — CFO

No, I think you’ve got it covered. I agree with you.

Krish Prabhu — Tellabs — President, CEO

John?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

I agree completely. The combination of cash and stock is valuable to our shareholders. You can’t discount the cash, and it’s a third.

Steve Levy — Lehman Brothers — Analyst

All right, but it just seems like the growth opportunity at AFC was potentially higher and — (technical difficulty) — basically breaking down the fee that would be paid on the AFC contributions to the earnings, given the different growth rate — (technical difficulty).

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

I think, on everything we’ve looked at, we think this is a fair transaction.

Krish Prabhu — Tellabs — President, CEO

From this point, the growth opportunities at Tellabs — in fact, we have an investor day on next week where we will walk you through what we think are multiple growth trajectories for Tellabs in 2005.

Steve Levy — Lehman Brothers — Analyst

Okay, thank you.

Operator

Ted Moreau, R.W. Baird.

Ted Moreau — Robert W. Baird & Co. — Analyst

Maybe a little bit different angle on the synergies, without beating this issue, but a two-part question — one, is there any product overlap here and redundancies where there might be some synergies there?

Then secondly, is there, conversely, some advantage on integrating the DLC and the Titan cross-connect into maybe an integrated product, or are there other ways to maybe integrate some of the product lines? Thanks.

Krish Prabhu — Tellabs — President, CEO

Let me address the second question first because I did allude to it in my opening comments. I’m a firm believer that, as the upgrade opportunities arise in a concerned CapEx environment, customers will be very careful to make sure that any new product that they bring in, either under an existing supply contract or in a new supply contract, is indeed future proof. As part of that, they would be looking for not just an MPLS framework but would be looking for other capabilities, like ethernet aggregation, maybe some IT routing. This will transcend both platforms, both the Access as well as the Transport platforms.

So as we look to build on our presence, build our well-deployed platforms with substantial opportunity for continued growth over the next several years — as we look to build upon it, we will have a tremendous opportunity to share R&D, especially as we upgrade these platforms.

Specifically, does DLC tightly integrated with Titan makes sense? Who knows? If our customers want it, I think we will be in the best position to deliver it.

On the cross-(indiscernible), you asked a question about product synergies. This is a very clean combination of two companies because they are complementary product lines. But collectively, both companies spend roughly 330 to $350 million in R&D, and we now have an opportunity to make sure that that R&D is spent on those platforms that have the best potential for revenue growth in the future.

Operator

Joan Park (ph) — (technical difficulty) — Analytics.

Joan Park Analyst

Thank you. I have two questions. One, what is Tellabs going to do with AFC, Cisco and other securities? Are there any other regulatory approvals required besides SEC and HSR?

Krish Prabhu — Tellabs — President, CEO

On the latter, I think the answer is there aren’t any other regulatory issues. Now, on the former, I will be the first to say I’m not the expert, so maybe one of our CFO (indiscernible) could answer that question.

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

I will defer to the CFO.

Keith Pratt — Advanced Fibre Communications, Inc. — CFO

If you like, I’ll just make the clarifying comment that, on AFC’s balance sheet, we do own approximately 10.6 million shares of Cisco’s stock. We have an exact offsetting liability because we also have a borrowed position of the same number of shares of Cisco stock, so there is no net asset or net liability with respect to that position. We hold that position. It’s a matter of a result of the manner in which we settled an original hedge position on Cisco stock. Our current plans are to continue to hold that position because we believe it supports a tax position we are taking which we believe will entitle us to a refund of some future taxes that have already been paid.

Tim Wiggins — Tellabs — CFO

I think we think the deal is very artfully done and we’re going to continue with the strategy that was implemented by AFC on that transaction.

Joan Park Analyst

Okay, thank you.

Operator

Richard Church, Wachovia Securities.

Richard Church — Wachovia Securities — Analyst

John, you listed a number of different countries where you are seeing opportunities. Could you talk about what specifically? Is that for Fiber-to-the-Prem, or is it fiber-to-the-curb or the DLC in general?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

Richard, it’s primarily Fiber-to-the-Prem but I think ,as I’ve mentioned a couple of times in previous calls, now that we are the owner of a robust fiber-to-the-curb solution that has a strong backing, which it didn’t have in its previous ownership, we are seeing increased interest in fiber-to-the-curb as a complementary platform to Fiber-to-the-Prem. That’s what we’re seem principally in inquiries from foreign markets though, equally, we have some inquiries on DLC and DSL platforms.

Richard Church — Wachovia Securities — Analyst

John, could you talk about — did you talk with other companies as potential partners in addition to Tellabs? Can you give us any color there?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

You know, we’ve not been shopping the Company (LAUGHTER). Let me be clear about that. Over the last couple of years, as the industry sort of began to hopefully see light at the end of that dark tunnel it had been in and we talked to customers, it became clear that customers were challenged by the multiple vendors that were out there; they were looking for, if you will, some level of consolidation. Some customers may not have — who didn’t clearly survive through the downturn. So, there was a winnowing out, if you will, of the customer base and at the same time, a likelihood that there needed to be some winnowing out of the supplier base. There is a limited amount of CapEx dollars that were and continue to be spent, and they needed to be spent in a focused way. There were way to many companies probably trying to get access to those CapEx dollars.

We felt very good about our company. We looked at ways, if there were ways, to leverage what we had, and we certainly explored a number of opportunities, just to see if there was anything there. We also looked strategically at the various options that we may have as a stand-alone company and explored those. The long and the short of it, we kept coming back to the most complementary relationship, were we to ever do one, that we could see was the one we have just announced today.

Richard Church — Wachovia Securities — Analyst

Well, clearly, with the cash position that you had, you could have been more of a consolidator rather than being a consolidating into Tellabs (sic) but understandable in terms of the breadth of the product.

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

Yes, we certainly couldn’t have been a consolidator and we could’ve gone (indiscernible) classic string of pearls approach, buying lots of smaller companies, but that poses immense integration challenges and execution challenges. Quite frankly, we couldn’t see anything out there that would give us the global reach that we felt we needed in that kind of approach.

You know, other companies that we’ve seen over the years have tried that, bought multiple small companies. I think, generally, that has probably not been a successful strategy. We didn’t see that as a successful potential strategy for ourselves.

Operator

Brett Padowski (ph) — (technical difficulty) — Hydeman (ph).

Brett Padowski — Hydeman (ph) — Analyst

Maybe just a follow-up on the process — you said you explored a lot of alternatives. Was that just you looking at what strategically you may or may not want to do, or was it a process where you did some market checking on price of what you received and whether anybody else was interested?

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

We certainly did the former. I mean, we had conversations and other people were able to come and talk to us if they had some ideas about price, but we were really interested in strategic value creation.

Operator

Gina Sokolow of Buckingham.

Gina Sokolow — Buckingham Research — Analyst

Thank you. First, could you tell us who the bankers were on each side of the deal and then try to explain what you are buying to me? If we are see assuming the next step in synergistic growth is using a competitive fiber capability that’s deliverable in the near-term from Advanced Fibre, is their a need to integrate either fiber interfaces or larger-scale capabilities into the EDGE switches or across most of the Vivace product line? Where are the synergies for Next Gen growth? Are you looking for IP capability, or is it just basic transport functionality? How will you weld the two capabilities? Thank you.

Krish Prabhu — Tellabs — President, CEO

Okay, Tim, on the bankers, I think we have that in the press release but do you just want to go through those again?

Tim Wiggins — Tellabs — CFO

Sure. CSFB assisted Tellabs in the transaction, and Bear Stearns represented AFC in the transaction.

Krish Prabhu — Tellabs — President, CEO

Okay, Gina, let me take the second question. We have a well-deployed transport platform with 75 percent of managed transport in North America going to our platform and as we will explain next week, we see resiliency in that and we’ve also seen some growth in that. We have some specific near-term strategies for maximizing the growth opportunities.

AFC has a multitude of access platforms but clearly, the near-term opportunity for AFC is the FTTP roll-out. But their other business also has great strength and John can certainly amplify on it.

When I commented about this current CapEx environment where customers have shown the preference to work with incumbent suppliers as they try to upgrade their network, as opposed to what happened in the late ‘90s, at least not with the RBOCs but the non-RBOCs customers, where there was an opportunity to roll in newer platforms with a lot of new features — that the fiber existing platforms are embedded in operating support systems of the major customers, and the customers would prefer, because of their own OpEx reduction initiatives, to not have to reintegrate new platforms into existing operating support systems.

We see a great opportunity to provide end-to-end services and this would consist of an access platform coming from AFC, an existing transport platform from Tellabs, and the new data switching platform that does the (indiscernible) aggregation or MPLS switching needed to provide a converged end-to-end solution. So, that is our vision of where these markets are going, where these combined access and transport networks are going. As we look to implement that vision, I’m very confident that, between the two companies and the 330 million in R&D, we will make the right investments to enhance the three different platforms so that they can interoperate seamlessly and we can provide the best value for our customers.

Gina Sokolow — Buckingham Research — Analyst

Can you go through that again? Advanced Fibre has an access platform, yes. That will hand-off to what?

Krish Prabhu — Tellabs — President, CEO

There were transport platforms from Tellabs which would hand-off or work in conjunction with the MPLS switching platform also from Tellabs.

Gina Sokolow — Buckingham Research — Analyst

So it will hand-off to the 8600 that’s in early test now?

Krish Prabhu — Tellabs — President, CEO

The 8800 in North American markets.

Gina Sokolow — Buckingham Research — Analyst

8800? Will you have to go back and retrofit for other interfaces, other management layer 2.5 capabilities, other control plane or MPLS capabilities?

Krish Prabhu — Tellabs — President, CEO

No, we have upgrades for all of those. When you say retrofit, it’s not a retrofit; it really is the plant upgrade, which we will explain in more detail next week at our Investor Day in New York.

Gina Sokolow — Buckingham Research — Analyst

Okay, so let me ask you differently. At the edge, at the (indiscernible), can you tell how much of your feed-in of your traffic was from Advanced Fibre equipment and how much was from adtran (ph) equipment and therefore what this will do to the installed base at the edge?

Krish Prabhu — Tellabs — President, CEO

I really don’t have the specifics. I kind of laid out a vision of where these networks would go over the next two or three years, and my bigger point was we have an opportunity to get our fair share of the CapEx dollars as the customers try to upgrade their networks.

Gina Sokolow — Buckingham Research — Analyst

Okay, thank you.

Operator

Andy Baker, Cathay Financial.

Andy Baker — Cathay Financial — Analyst

Congratulations on the transaction. Most of my questions have been asked. Forgive me if you went over this already; I missed the beginning of the call. Are you offering shareholders the opportunity to elect either cash or stock in this transaction, or is the 1.55 and $7 fixed for everybody?

Tim Wiggins — Tellabs — CFO

It’s fixed for everyone, Andy.

Andy Baker — Cathay Financial — Analyst

Okay, great. Thanks and congratulations again.

Operator

Simon Leopold, Morgan Keegan.

Simon Leopold — Morgan Keegan — Analyst

Getting back to the issue of synergies, I want to make sure I understand the revenue synergies correctly. Given AFC’s footprint at many of Tellabs’ North American customers, is it correct to think that the revenue synergies are really or predominantly international? That’s the first one.

Second, if you could talk about the prospects for the Telliant platform in this merger, does it fit into the current product portfolio?

Finally, for Tim, you commented during the prepared remarks on the tax issue and the losses that you carried forward. What I’m trying to figure out is would we expect to see, on a Pro Forma income statement, tax expenses now that the Company will be profitable? Thank you.

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

Let me address the first part of that, Simon. We’ve seen synergies across the board, both in North America and internationally. There is absolutely no doubt about that.

With regard to Telliant, you now, we have traction in certain areas with that product, primarily as a video platform. I would say that, right now, it is not the biggest part of our business, so it has not received the most focus as we’ve looked at synergies and how we might move forward. That has yet to be looked at.

Tim Wiggins — Tellabs — CFO

Simon, on the tax issue, for purposes of Tellabs, we have really two principal tax issues. We have a North American situation and an international. In our North America, taxable income is shielded by this valuation allowance. Internationally, we have little or no valuation allowance. So, what you should expect to see, for purposes of Tellabs, is a movement toward a North American statutory rate, federal and state, for our North American income, depending on how the purchase accounting comes out.

With respect to AFC, their rate would remain essentially the same and where you combine them, you would get a blended rate. I want to point out that this is a book accounting issue and that our ability to shield our North American taxes with these NOLs remains intact and our cash tax will not change with respect to the transaction.

Simon Leopold — Morgan Keegan — Analyst

Tim, I certainly understand the cash issue. What I’m struggling with is how it would be presented in sort of Pro Forma and how you expect the Street to look at it.

Tim Wiggins — Tellabs — CFO

It’s a very good question. It’s a very unusual set of circumstances that we are facing here, and we are really working through how we’re going to present. We would like the Street to evaluate the transaction on an operational basis and look at accretion there, because that’s where we think it makes sense. The Street has a history of looking through non-cash charges with respect to purchase amortization, and we’d like the Street to look at this transaction and normalize for the taxes, if you will, so that you come to the right answer and that we don’t get tripped up on trying to evaluate the positive nature of the transaction on a change in a book tax rate.

Operator

John Anthony, Fulcrum.

John Anthony — Fulcrum Global Partners — Analyst

A couple of questions and I apologize if these have already been asked. On the break-up fee, I think you said it was 3 percent both ways. Is that correct?

Tim Wiggins — Tellabs — CFO

In most cases, that’s correct.

John Anthony — Fulcrum Global Partners — Analyst

Okay, can you discuss some of the cases where it would possibly be possibly more than 3 percent? Because not to belabor the point here, but with Tellabs’ stock down more than 10 percent, obviously the announced premium is quickly eroding here. So could you explain a little bit — if there was to be a lot of value, why is the break-up fee so minimal? Then I just have a follow-up question to that.

Tim Wiggins — Tellabs — CFO

Well, I think the break-up fee, which was heavily negotiated, represents kind of a midpoint of what’s done in the market. The break-up fee would not be larger in any event and under certain limited circumstances, it could be less with respect to Tellabs. I think, you know, you as a Wall Street know that there is — an announcement of these deals can be pressure on stock for a whole number of reasons. We think the market will evaluate this transaction on its merits and decide it’s a very big positive for both companies.

John Anthony — Fulcrum Global Partners — Analyst

Tim, on the guidance you gave, relative to how we should look at breakeven and accretion in ‘05, you said it was based on the First Call estimates. If I’m doing my math right, that would imply a blended growth rate. The expectations are for a blended revenue growth rate of somewhere between 12 and 13 percent. Is there any way you would be willing to kind of pinpoint a little bit more specific timing as to when you think you might be able to get some accretion out of it? Should we assume that, if the revenue synergies accelerate, the breakeven timing would accelerate with that and conversely, if the revenues were to contract, then the breakeven would get pushed out?

Tim Wiggins — Tellabs — CFO

Under penalty of death, am I allowed to give you any more specifics? I’m just kidding. I think it’s a complicated transaction; it will take some time to think through. I think the key take-aways are that we are very comfortable seeing, if you will, on an operating basis, 7 to 10 percent accretion next year, ‘05. We think, while we work on it, we are comfortable we can meet that and hopefully, with time, can exceed it. So it will, as we mentioned, be made up of about 2/3 revenue, 1/3 coming from costs. So that does help accelerate the revenue growth of both companies. We are anxious and excited to put these companies together and get to work on them and see what we can do.

John Anthony — Fulcrum Global Partners — Analyst

Okay, but is it safe to assume that, if the revenue growth rate of the combined company is in excess of 12 to 13 percent, that your accretion estimates would be conservative? Then would the converse hold true if those — you know, if that 12 to 13 percent proves to be too high? Would that compromise the timing or the magnitude of the accretion?

Tim Wiggins — Tellabs — CFO

I would have to run all the math to see how it works but I think — and by the way, this is made a little more complex because we’re working off Street estimates. I think the take-away is that we’re pretty confident we’re going to see an accretive transaction here with accelerating revenue.

Operator

Michael Baines (ph), Investech (ph).

Michael Baines — Investech (ph) — Analyst

Good morning, guys. I have a couple of quick questions. Number one, with the managed service platform that you guys have in the international market — this is maybe for Krish or Tim — is there any overlap that you see with the DLC platforms in that space?

Krish Prabhu — Tellabs — President, CEO

Our managed service platform overseas (indiscernible) opportunities. One is enterprise access and the other is wireless back-out. We believe that some of AFC’s access platforms, perhaps the Telliant platform, would be an excellent complement to whatever we do overseas.

Michael Baines — Investech (ph) — Analyst

Okay. With respect to the RBOCs, are they asking for anything in particular in the sense of how to maximize their ARPU capabilities in competing with the cable companies? Is there something that in particular sticks out in the sense of service offerings that need to be implemented in the next-generation platforms?

Krish Prabhu — Tellabs — President, CEO

I’ll let John answer that.

John Schofield — Advanced Fibre Communications, Inc. — Chairman, CEO

I think they’ve been pretty sort of open about what they’re trying to do. They do want to deliver a suite of services that today center around high data speeds. Ultimately, packet voice and certainly video is a part of that. Video is a multitude of things in and of itself. It’s not just entertainment video; it’s videoconferencing, distance learning. There’s a whole variety of things that they are looking at delivering in terms of the service model. We’ve obviously been in dialogue with these folks for a long time, and the development and evolution of our platforms speaks to those desires that they are telling us. Over time, we will add more and more and more bandwidth to the offerings and deliver a greater suite of services, some of which I think it’s probably fair to say we haven’t collectively even thought about yet.

Michael Baines — Investech (ph) — Analyst

Okay. Just one further question — on the sense of rationalization here to get to these cost savings, do you have any target in mind in the sense of revenue per employee?

Tim Wiggins — Tellabs — CFO

Not at this point, no.

Operator

Todd Koffman, Raymond James.

Todd Koffman — Raymond James & Assoc. — Analyst

Just to follow-up to Eric Buck’s comment earlier, with regard to Tellabs’ review of this opportunity, this transaction, did the folks at Tellabs get an opportunity to at least be made aware of some of the specifics regarding the Verizon FTTP contract? Specifically, I’m questioning whether the Tellabs folks were made aware of or got to review the exclusivity nature of the Verizon FTTP contract. Thank you.

Krish Prabhu — Tellabs — President, CEO

Yes, Todd, without getting into too many specifics, I will say that both parties had lengthy discussions over several weeks where we shared openly our prospects, our challenges and the competitive environment in all opportunities, including FTTP. So, there was a lot of talk and concentration (indiscernible) into all aspects before the transaction was announced.

Michel, If we can take maybe one more question, we both have a pretty busy day today and I certainly appreciate the interest and we will have other opportunities to probe it at more length but we need to break off. Both John and I need to big off here very soon.

Operator

This is actually the last question that has been registered, and it is another question from Mr. Nikos Theodosopoulos of UBS.

Nikos Theodosopoulos — UBS Warburg — Analyst

Okay, thank you. I will make it very brief. On the financials, I’m still a little confused on the deferred tax assets. I guess maybe just to simplify the question, does Tellabs think that they will be able to shield U.S.-generated profits from AFC, given their U.S. NOLs? Is that the likely scenario, or will the AFC profit be exempt from the NOLs being offsetting to the Tellabs’ NOLs from offsetting — (technical difficulty)?

Tim Wiggins — Tellabs — CFO

Nikos, that’s really not at the core of the issue; it’s fundamentally an accounting issue that has to do with purchase accounting and the possibility that we will have to record some deferred tax liability in the purchase accounting, related to the amortization of assets. That recording (indiscernible) force us to offset or wipe-out our valuation allowance, which would then result in our tax expense increasing.

In terms of cash taxes, the AFC profitability would be combined with ours and would be an enhancement, not a detriment, so that’s really not what’s driving it.

Nikos Theodosopoulos — UBS Warburg — Analyst

All right, thanks.

Krish Prabhu — Tellabs — President, CEO

On behalf of the entire team here, both from Tellabs and AFC, let me thank all of you for being on this call. As I indicated, we will have other opportunities to explore this in more detail. We’re certainly very excited about the possibility of creating a great company here as we merge to like companies who independently have performed very well, and we’re looking for the next inning in this game. Thank you very much.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY--CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this transcript regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this transcript are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.